UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the monthly period ended December 31, 2020
Commission File Number 001-38332
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QIAGEN N.V.
(Translation of registrant’s name into English)
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Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On December 17, 2020, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing a EUR 400 million sustainability-linked credit facility. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: December 18, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated December 17, 2020

Exhibit 99.1

QIAGEN underlines and innovates its commitment to sustainability with a EUR 400mn sustainability-linked credit facility
•Interest rate is linked to company’s environmental, social and governance rating
•Transaction was well received and significantly oversubscribed by eleven banks
•QIAGEN will donate margin gains of improved ESG rating to sustainability-linked causes

Venlo, Netherlands, December 17, 2020 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced today that it has successfully concluded a syndicated revolving credit facility for EUR 400mn with an interest rate linked to the company’s environmental, social and governance (ESG) performance.
The agreement makes QIAGEN the first provider of molecular diagnostics solutions with a sustainability component built into corporate borrowing. It underlines QIAGEN’s commitment to people and planet by creating financial incentives to further integrate sustainability throughout every part of its business.
The facility will run for three years and each lender will be able to extend this period by one year two times. It replaces a facility of the same amount that runs until December 2021 and will be used for general corporate purposes including potential acquisitions. One factor determining the new facility’s credit margin will be QIAGEN’s sustainability rating, as assigned by ISS-ESG. This independent and highly regarded sustainability-ratings agency in July 2020 awarded QIAGEN its top-flight “Prime” rating.

“Our mission to make improvements in life possible includes sustainable business practices,” said Roland Sackers, Chief Financial Officer of QIAGEN. “By linking this new credit facility to our sustainability rating, we are creating a new incentive to further foster and embed sustainability in all business areas. An improved ESG rating triggers interest-margin gains and QIAGEN will donate any money saved this way to sustainable causes.”

The syndicated credit facility is provided by a group of eleven core relationship banks and syndication was significantly oversubscribed. Deutsche Bank AG and UniCredit Bank AG were mandated as coordinators with Deutsche Bank AG acting as the Documentation and Facility Agent and UniCredit Bank AG as the sustainability coordinator.

QIAGEN’s commitment to sustainability is integrated across all business areas and aims to exceed the standards of environmental and labor laws. The company is dedicated to reducing the environmental impact of our operations, to being socially responsible to communities, and to fostering a diversity that allows all employees to develop. Goals include reducing CO2 emissions in line with a target to keep global warming to 1.5C, ridding products and packaging of single-use plastics, providing healthy, high-performance workplaces, and making improvements in life possible through the products we provide.

More on QIAGEN’s sustainability initiatives can be found here.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of September 30, 2020, QIAGEN employed more than 5,300 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, including those products used in the response to the COVID-19 pandemic, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 1171 and +49 152 018 11711 and +1 240 686 2222 / john.gilardi@qiagen.com

Phoebe Loh
Director Investor Relations
+49 2103 29 11457 / phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director, Head of External Communications
+49 2103 29 11826 / thomas.theuringer@qiagen.com

Robert Reitze
Senior Manager Public Relations
+49 2103 29 11676 / robert.reitze@qiagen.com